SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2005 First Quarter Earnings Conference

Kookmin Bank invites you to attend our 2005 First Quarter Earnings Conference which will be webcasted live throughout the world on our IR website at www.kbstar.com. Investors are encouraged to participate by telephone during the Q&A session following the presentation.

■	Date	April 27, 2005 (Wednesday)

■	Time	15:30 Seoul / 07:30 London / 02:30 New York / 14:30 Hong Kong & Singapore

■	Venue	Conference Room, 21st Fl., Korea Exchange, Youido-dong, Youngdeungpo-ku, Seoul, Korea

■	Procedures	Presentation & Q&A session

■	Q&A via telephone

	- From overseas	82-31-810-3001 or 82-2- 6677-2256

	- From Korea	1566-2256 or 031-810-3001

	- Pass code	6412

	- Q&A code	14

■	Recording service for the telephone conference

Listening order

1. Dialing

	- From overseas:	82-31-810-3100

	- From Korea:	1566-2258 or 031-810-3100

	2. Press listening code:	28480#

Press button instructions
	- 1 min. F.F.: - 5 min. F.F.: - 1 min. REW: - 5 min. REW: - Pause: - To cancel pause:	1 7 3 9 5 5

The Conference will be webcasted in Korean and English at www.kbstar.com. The presentation material also will be available at the time of conference at our website.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 20, 2005	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

3